UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No.   2   )*

BRAVO! FOODS INTERNATIONAL CORP.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

105666101

(CUSIP Number)

John J. Culhane

COCA-COLA ENTERPRISES INC.

2500 Windy Ridge Parkway
Atlanta, GA 30339

(770) 989-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Coca-Cola Enterprises Inc. 58-0503352

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Preliminary Statement

This Amendment No. 2 to Schedule 13D reflects the termination of the Options (defined below) and the current intention of Coca-Cola Enterprises Inc. (“CCE”) not to acquire a controlling interest in Bravo! Foods International Corp. ("Bravo").

This Schedule was initially filed with respect to 68,990,244 shares of the common stock, $0.001 per share (the “Common Stock”) of Bravo.  On July 13, 2005, CCE had been granted separate options to acquire the Common Stock  (the “Options”) by the shareholders of Bravo identified under Item 6 of this Schedule to CCE, pursuant to Stock Option Agreements (the “Option Agreements”) attached to this Schedule as Exhibit 99(a)-(i).

Item 1. Security and Issuer

Common Stock, $0.001 par value

Bravo! Foods International Corp
11300 US Highway 1, Suite 202
North Palm Beach, Florida 33408.

Item 2. Identity and Background

The person filing this statement is CCE, a corporation organized under Delaware law. The principal business of CCE is marketing, selling, manufacturing and distributing nonalcoholic beverages. The address of its principal business and its principal place of business is 2500 Windy Ridge Parkway, Atlanta, Georgia 30339.

The name, residence or business address, principal occupation or employment of each of the executive officers and directors of CCE are set forth on Schedule A hereto.

Neither CCE nor any of the individuals identified on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

The source of funds that were used to acquire the Options was the general corporate funds of CCE. The cost of the Options purchased was $17,247.56.

Item 4. Purpose of Transaction

On August 23, 2005, CCE delivered notice to each shareholder who executed an Option Agreement that CCE had decided to terminate negotiations to acquire a majority of the outstanding Common Stock.  Pursuant to the terms of the Option Agreements, delivery of this notice terminated each Option.  Copies of these letters terminating the Option Agreements are attached to this Schedule as Exhibit 99.2.

CCE is continuing to negotiate with Bravo for an agreement giving CCE master distribution rights for Bravo's products.

Upon execution of a definitive master distribution agreement, CCE expects to receive from Bravo an option to acquire a noncontrolling equity interest in Bravo. There can be no assurance that the parties will reach an agreement for such an option.  If CCE acquires an option, the acquisition of the option and any underlying Common Stock will be for investment purposes only.  CCE has no current intention to acquire a controlling interest in Bravo.

Item 5. Interest in Securities of the Issuer

As a result of the termination of the Options on August 23, 2005, CCE does not beneficially own any shares of Common Stock as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The Option Agreements with the Bravo shareholders have been terminated.

Item 7.             Materials to be Filed as Exhibits

Exhibit No.       Description of Exhibit

      99                Stock Option Agreements

                        (a)      Stock Option Agreement by and among CCE, Alpha Capital AG and Bravo, filed as Exhibit 99(a) to SC 13D dated July 13, 2005, filed July 25, 2005.

                        (b)     Stock Option Agreement by and among CCE, AMRO International, S.A. and Bravo, filed as Exhibit 99(b) to SC 13D dated July 13, 2005, filed July 25, 2005.

                        (c)     Stock Option Agreement by and among CCE, Ellis International and Bravo, filed as Exhibit 99(c) to SC 13D dated July 13, 2005, filed July 25, 2005.

                        (d)    Stock Option Agreement by and among CCE, Longview Equity Fund, L.P. and Bravo, filed as Exhibit 99(d) to SC 13D dated July 13, 2005, filed July 25, 2005.

                       (e)    Stock Option Agreement by and among CCE, Longview Fund, L.P. and Bravo, filed as Exhibit 99(e) to SC 13D dated July 13, 2005, filed July 25, 2005.

                        (f)     Stock Option Agreement by and among CCE, Longview International Equity Fund, L.P. and Bravo, filed as Exhibit 99(f) to SC 13D dated July 13, 2005, filed July 25, 2005.

                       (g)     Stock Option Agreement by and among CCE, Mid-Am Capital, LLC and Bravo, filed as Exhibit 99(g) to SC 13D dated July 13, 2005, filed July 25, 2005.

                       (h)     Stock Option Agreement by and among CCE, Osher Capital Inc. and Bravo, filed as Exhibit 99(h) to SC 13D dated July 13, 2005, filed July 25, 2005.

                        (i)     Stock Option Agreement by and among CCE, Whalehaven Capital Fund Limited and Bravo, filed as Exhibit 99(i) to SC 13D dated July 13, 2005, filed July 25, 2005.

      99.1             Letter of Intent, filed as Exhibit 99.1 to SC 13D, Amendment 1, dated July 29, 2005 filed August 4, 2005.

      99.2           (a)      Letter dated August 23, 2005 terminating the Stock Option Agreement by and among CCE, Alpha Capital AG and Bravo, filed herewith.

                        (b)     Letter dated August 23, 2005 terminating the Stock Option Agreement by and among CCE, AMRO International, S.A. and Bravo, filed herewith.

                        (c)     Letter dated August 23, 2005 terminating the Stock Option Agreement by and among CCE, Ellis International and Bravo, filed herewith.

                        (d)    Letter dated August 23, 2005 terminating the Stock Option Agreement by and among CCE, Longview Equity Fund, L.P. and Bravo, filed herewith.

                       (e)    Letter dated August 23, 2005 terminating the Stock Option Agreement by and among CCE, Longview Fund, L.P. and Bravo, filed herewith.

                        (f)     Letter dated August 23, 2005 terminating the Stock Option Agreement by and among CCE, Longview International Equity Fund, L.P. and Bravo, filed herewith.

                       (g)     Letter dated August 23, 2005 terminating the Stock Option Agreement by and among CCE, Mid-Am Capital, LLC and Bravo, filed herewith.

                       (h)     Letter dated August 23, 2005 terminating the Stock Option Agreement by and among CCE, Osher Capital Inc. and Bravo, filed herewith.

                        (i)     Letter dated August 23, 2005 terminating the Stock Option Agreement by and among CCE, Whalehaven Capital Fund Limited and Bravo, filed herewith.

Schedule A

Coca-Cola Enterprises Inc.

Executive Officers and Directors
Name and Address*	Position
Lowry F. Kline Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Chairman of the Board and Director
John R. Alm Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	President and Chief Executive Officer and Director
John J. Culhane Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Executive Vice President General Counsel
Shaun B. Higgins Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Executive Vice President and President, European Group
Vicki R. Palmer Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Executive Vice President, Financial Services and Administration
William W. Douglas, III Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Senior Vice President and Chief Financial Officer
Charles D. Lischer Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Vice President, Controller and Chief Accounting Officer
Terrance M. Marks Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Senior Vice President & President, North American Group
Fernando Aguirre Chiquita Brands International Inc. Chiquita Center 250 East Fifth Street, 29th Floor Cincinnati, OH 45202	Director
James E. Copeland, Jr. Deloitte & Touche, LLP 1633 Broadway New York, NY 10019	Director
Calvin Darden 8155 Sentinea Chase Drive Roswell, GA 30076	Director
J. Alexander M. Douglas, Jr. The Coca-Cola Company One Coca-Cola Plaza Atlanta, GA 30313	Director
J. Trevor Eyton The Senate of Canada Room 561-S, Centre Block Parliament Buildings Ottawa, Ontario K1A 0A4	Director
Gary P. Fayard The Coca-Cola Company One Coca-Cola Plaza Atlanta, GA 30313	Director
Irial Finan The Coca-Cola Company One Coca-Cola Plaza Atlanta, GA 30313	Director
Marvin J. Herb HERBCO L.L.C. 6000 Garlands Lane Suite 120 Barrington, IL 60010	Director
L. Phillip Humann SunTrust Banks, Inc. SunTrust Plaza, 30th Floor 303 Peachtree Street Atlanta, GA 30308	Director
Donna A. James Nationwide Strategic Investments One Nationwide Plaza Columbus, OH 43215-2220	Director
Summerfield K. Johnston, III 144 Everglades Avenue Palm Beach, FL 33480	Director
Paula R. Reynolds AGL Resources Inc. Ten Peachtree Place NE 19th Floor Atlanta, GA 30309	Director

*     All of the executive officers and directors listed above are citizens of the United States, except for J. Trevor Eyton, who is a citizen of Canada.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2005

COCA-COLA ENTERPRISES INC.

By: /S/ J. J. CULHANE
John J. Culhane
Executive Vice President and General Counsel